VF 3-6-03

**** AM 3/3/2003**

03012931

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASHINGTON DC 185 SECTION

SEC FILE NUMBER
8- 51403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacMar Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Ridge Point Circle
(No. and Street)

Bridgeville (City) PA (State) 15017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. McCleary 412-914-0846 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buckler, McKenney & Nadzadi PC
(Name – *if individual, state last, first, middle name*)

116 Fox Plan Road (Address) Monroeville (City) PA (State) 15146 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter W. McCleary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacMar Investment Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Steven J. Dobis II, Notary Public
South Fayette Twp., Allegheny County
My Commission Expires Nov. 7, 2005
Member, Pennsylvania Association Of Notaries

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MacMar Investment Corporation

FINANCIAL STATEMENTS

December 31, 2002

BUCKLER, McKENNEY & NADZADI, P.C.

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
MONROEVILLE, PENNSYLVANIA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of MacMar Investment Corporation

We have audited the accompanying statement of financial condition of MacMar Investment Corporation (a Texas Corporation) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacMar Investment Corporation at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi

February 24, 2003

MacMar Investment Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
CURRENT ASSETS		
Cash	$ 9,221	
Accounts receivable - commissions	1,635	
Accounts receivable - other	3,800	
Prepaid expenses	2,571	
TOTAL CURRENT ASSETS		$ 17,227
FIXED ASSETS		
Office equipment - net of depreciation of $850		948
TOTAL ASSETS		$ 18,175
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,058	
Taxes payable	400	
Management fee payable	2,000	
TOTAL LIABILITIES		$ 3,458
STOCKHOLDERS' EQUITY		
Common stock - 10,000 shares issued and outstanding	14,000	
Treasury stock, 447 shares at cost	(2,500)	
Retained earnings (deficit)	3,217	
		14,717
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 18,175

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF INCOME

For the Year Ended December 31, 2002

REVENUES		
Commission income		$ 25,912
EXPENSES		
Commission expense	$ 17,049	
License expense	1,475	
Professional fees	1,100	
Depreciation	600	
Office expense	920	
Management expense	2,000	
		23,144
NET INCOME BEFORE PROVISION FOR INCOME TAXES		2,768
PROVISION FOR INCOME TAXES		400
NET INCOME		$ 2,368

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 2,368
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	600
(Increase) decrease in receivable - other	(710)
(Increase) decrease in commission receivable	(1,300)
(Increase) decrease in prepaid expenses	(2,571)
Increase (decrease) in accounts payable	826
Increase (decrease) in taxes payable	400
Increase (decrease) in management fees payable	2,000
Increase (decrease) in cash	1,613
Cash, at beginning of the period	7,608
Cash, at end of the period	$ 9,221

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 475

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year Ended December 31, 2002

	Treasury Stock	Common Stock	Retained Earnings (Deficit)
Balances at January 1, 2002	$ (2,500)	$ 14,000	$ 849
Net income	-	-	2,368
Balances at December 31, 2002	$ (2,500)	$ 14,000	$ 3,217

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2002

Subordinated liabilities at January 1, 2002	$ -
No changes	
Subordinated liabilities at December 31, 2002	$ -

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

MacMar Investment Corporation is a Texas Corporation. The Company registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on March 15, 1999. The Company operates its business as both a subscription broker-dealer of securities and an agent for insurance policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions are recorded on an as earned basis. The related receivables are considered fully collectible.

Office equipment is carried at cost. Depreciation is provided over the estimated useful lives (3 years) of the assets utilizing a straight line method.

NOTE 2 - RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2002. At December 31, 2002, the Corporation's net capital as defined by SEC Rule 15c3-1 was $2,398 in excess of minimum net capital required. The excess net capital at 1000% was $7,052 at December 31, 2002 and the percent of aggregate indebtedness to net capital was 47% at December 31, 2002.

MacMar Investment Corporation
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

MacMar Investment Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2002

NET CAPITAL	
Total Stockholders' equity	$ 14,717
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	14,717
Deduct nonallowable assets - other	7,319
NET CAPITAL	$ 7,398
AGGREGATE INDEBTEDNESS	
Liabilities from statement of financial condition	$ 3,458
TOTAL AGGREGATE INDEBTEDNESS	$ 3,458
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 2,398
Excess net capital at 1000%	$ 7,052
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A as of December 31, 2002)	
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 7,798
Net audit adjustments	(400)
Net capital per above	$ 7,398

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
MONROEVILLE, PENNSYLVANIA

REPORT ON INTERNAL CONTROL

Board of Directors
MacMar Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of MacMar Investment Corporation, for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on the rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi, P.C.

February 24, 2003

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Schedule I** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

Report for period beginning 01/01/2002 [8005] and ending 12/31/2002 [8006]

SEC File Number: 51403 [8011]

Firm ID: 46367

1. Name of Broker Dealer: MACMAR INVESTMENT CORPORATION [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period.

Name: ______ [8053] Phone: ______ [8057]

Name: ______ [8054] Phone: ______ [8058]

Name: ______ [8055] Phone: ______ [8059]

Name: ______ [8056] Phone: ______ [8060]

3.	Respondent conducts a securities business exclusively with registered broker-dealers	Yes (selected)	No	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	Yes	No (selected)	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	Yes	No (selected)	[8075]
	(b) municipals	Yes	No (selected)	[8076]
	(c) other debt instruments	Yes	No (selected)	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	Yes	No (selected)	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	Yes	No (selected)	[8079]
8.	Respondent carries its own public accounts:	Yes	No (selected)	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

	(a)	Public customer accounts	0 [8080]
	(b)	Omnibus accounts	0 [8081]
10		Respondent clears its public customer and/or proprietary accounts:	Yes ○ No ● [8085]
11		Respondent clears its public customer accounts in the following manner:	
	(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
	(b)	Self Clearing	☐ [8087]
	(c)	Omnibus	☐ [8088]
	(d)	Introducing	☐ [8089]
	(e)	Other	☐ [8090]
	(f)	Not Applicable	☑ [8091]
12.	(a)	Respondent maintains membership(s) on national securities exchange(s):	Yes ○ No ● [8100]
	(b)	Names of national securities exchange(s) in which respondent maintains memberships:	
		(1) American	☐ [8120]
		(2) Boston	☐ [8121]
		(3) CBOE	☐ [8122]
		(4) Midwest	☐ [8123]
		(5) New York	☐ [8124]
		(6) Philadelphia	☐ [8125]
		(7) Pacific Coast	☐ [8126]
		(8) Other	☐ [8129]
13.		Employees:	
	(a)	Number of full-time employees	0 [8101]
	(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	0 [8102]
14.		Number of NASDAQ stocks respondent makes market	0 [8103]
15.		Total number of underwriting syndicates respondent was a member	0 [8104]
16.		Number of respondent's public customer transactions:	Actual ○ Estimate ○
	(a)	equity securities transactions effected on a national securities exchange	[8107]
	(b)	equity securities transactions effected other than on a national securities exchange	[8108]

	(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]
17.	Respondent is a member of the Securities Investor Protection Corporation	Yes ( ) No (•) [8111]
18.	Number of branch offices operated by respondent	0 [8112]
19.	(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ( ) No (•) [8130]
	(b) Name of parent or affiliate	[8131]
	(c) Type of institution	[8132]
20.	Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ( ) No (•) [8113]
21.	(a) Respondent is a subsidiary of a registered broker-dealer	Yes ( ) No (•) [8114]
	(b) Name of parent	[8116]
22.	Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes ( ) No (•) [8115]
23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ( ) No (•) [8117]

* Required in any Schedule I filed for the calender year 1978 and succeeding years.

24	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]